Mail Stop 3561

February 24, 2010

Via Fax & U.S. Mail

Mr. Andrew J. Cederoth
Chief Financial Officer
4201 Winfield Road, PO Box 1488
Warrenville, Illinois 60555

> **Re:** **Navistar International Corporation**
> **Form 10-K for the year ended October 31, 2009**
> **Filed December 21, 2009**
> **File No. 001-09618**

Dear Mr. Cederoth:

We have reviewed your response letter dated February 16, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended October 31, 2009

Note 10. Investments in and advances to non-consolidated affiliates, page 107

1. We note from your response to our prior comment 4 that you do not believe that your Form 10-K for the year ended October 31, 2009 needs to include any financial statements of BDP. However, we continue to believe that because your investment in BDP was considered a significant non-consolidated affiliate in 2008 and 2007, and these periods are included in the Form 10-K for the year ended October 31, 2009, audited financial statements for this entity for the years ended October 31, 2008 and 2007 as well as unaudited financial statements for the interim period ended May 31, 2009 are required to be included in the Company's Annual Report on Form 10-K for the year ended October 31, 2009, pursuant to the guidance in Rule 3-09 of Regulation S-X. As previously requested, please amend the Company's Annual Report on Form 10-K to include these required financial statements.

   Furthermore, given the Company's apparent failure to include these required financial statements in its Annual Report on Form 10-K for the fiscal year ended October 31, 2009, please consider whether this matter affects your conclusion on the effectiveness of Disclosure Controls and Procedures or Managements' Report on Internal Control over Financial Reporting as of October 31, 2009.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(630) 753-2200